

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group


02002949

15 November 2001

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms. Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith a copy of the General Announcement dated 12 November 2001, Re: Extension of time pursuant to paragraph 5.1 of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
AMSTEEL CORPORATION BERHAD

CHAN POH LAN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622



Form Version 2.0

General Announcement

Ownership transfer to **AMSTEEL/EDMS/KLSE** on **12-11-2001 05:53:28 PM**
Reference No **AA-011112-6544D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Amsteel Corporation Berhad**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**Chan Poh Lan**
* Designation	:	**Secretary**

* Type : ◉ **Announcement** ○ **Reply to query**

* Subject :
Extension of time pursuant to paragraph 5.1 of Practice Note 4/2001 issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

We refer to our announcement on 1 November 2001 and wish to announce that the KLSE had by a letter dated 9 November 2001, approved the Company's application for an extension of time of four (4) months from 12 October 2001 to 11 February 2002 for the Company to obtain all the necessary approvals from the regulatory authorities for the Company's revised proposed group wide restructuring scheme.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)



Secretary

12 NOV 2001